SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number 000-29256

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is a press release, dated May 17, 2022, titled: “G. Willi-Food International reports its financial results for the first quarter 2022.”

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-199295).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd. By: /s/ Yitschak Barabi Name: Yitschak Barabi Title: Chief Financial Officer

Date: May 17, 2022

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS THE RESULTS OF FIRST QUARTER 2022

YAVNE, Israel – May 17, 2022 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter Fiscal Year 2022

•	Sales increased by 1.2% to NIS 118.1 million (US$ 37.2 million) from NIS 116.7 million (US$ 36.7 million) in the first quarter of 2021.
•	Gross profit decreased by 5.5% year-over-year to NIS 34.2 million (US$ 10.8 million).
•	Operating income decreased by 37.1% year-over-year to NIS 9.5 million (US$ 3.0 million).
•	Cash and securities balance of NIS 346.1 million (US$ 109.0 million) as of March 31, 2022.
•	Basic earnings per share of NIS 0.98 (US$ 0.31).

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: "We are pleased to present first quarter 2022 financial results to the Company shareholders. the world is experiencing a crisis which ammong other things is due to war in Ukraine and global uncertainty regarding the Corona virus. This crisis is reflecting among other things, in disruptions to international commercial shipping and disruptions in commodity pricing. The Company cannot predict how long this crisis will last. Despite this difficult environment, the Company managed to increase the level of sales and maintain a strong level of gross margin and other operational parameters. The Company will work hard to fulfill its strategy for the near future, to improve commercial conditions with its suppliers and customers, develop new products, enter into new categories with potentially high gross profit margins, improve the visibility of its products in the stores, strengthen its brand and supply chain and ensure sufficient inventory. We intend to work hard to achieve the goals we have set for the Company and maintain strong profit parameters."

First Quarter Fiscal 2022 Summary

Sales for the first quarter of 2022 increased by 1.2% to NIS 118.1 million (US$ 37.2 million) from NIS 116.7 million (US$ 36.7 million) recorded in the first quarter of 2021. Sales increased mainly due to (i) effective marketing activities carried out in the first quarter of 2022 that increased the range of the Company's products and (ii) proper inventory management.

Gross profit for the first quarter of 2022 decreased by 5.5% to NIS 34.2 million (US$ 10.8 million) compared to NIS 36.2 million (US$ 11.4 million) recorded in the first quarter of 2021. First quarter gross margin decreased by 5.5% to 29.0% compared to gross margin of 31.0% for the same period in 2021. The decrease in gross profit was mainly due to increased costs of the Company’s imported products and increased shipping costs.

Selling expenses increased by 25.4% to NIS 19.2 million (US$ 6.1 million) compared to NIS 15.3 million (US$ 4.8 million) in the first quarter of 2021. The increase was primarily due to an increase in expenses for advertising and promotion.

General and administrative expenses decreased by 5.8% to NIS 5.5 million (US$ 1.7 million) compared to NIS 5.9 million (US$ 1.9 million) in the first quarter of 2021.

Operating profit for the first quarter of 2022 decreased by 37.1% to NIS 9.5 million (US$ 3.0 million) compared to NIS 15.0 million (US$ 4.7 million) in the first quarter of 2021. The decrease was primarily due to the decrease in gross profit and the increase in selling expenses.

Financial income, net was NIS 5.8 million (US$ 1.8 million) for the first quarter of 2022 compared to NIS 11.5 million (US$ 3.6 million) in the first quarter of 2021. Financial income, net for fiscal year 2022 comprised mainly income from changes in exchange rate change an amount of NIS 2.6 (USD 0.7 million), income from revaluation of the Company’s portfolio of securities to fair value in an amount of NIS 1.9 million (USD 0.6 million) and interest and dividend income from the Company’s portfolio of securities in an amount of NIS 1.3 million (USD 0.4 million).

Willi-Food’s income before taxes for the first quarter of 2022 was NIS 15.3 million (US$ 4.8 million) compared to income before taxes of NIS 26.6 million (US$ 8.4 million) in the first quarter of 2021.

Willi-Food's net profit in the first quarter of 2022 was NIS 13.6 million (US$ 4.3 million), or NIS 0.98 (US$ 0.31) per share, compared to NIS 20.5 million (US$ 6.5 million), or NIS 1.48 (US$ 0.44) per share, recorded in the first quarter of 2021. Net profit for the first quarter of 2022 decreased by 33.4% year-over-year. The decrease in net profit was mainly due to an increase in advertising, promotion and in shipping costs of the Company’s products.

Willi-Food ended the first quarter of 2022 with NIS 346.2 million (US$ 109.0 million) in cash and securities. Net cash from continuing activities for the first quarter of 2022 was NIS 2.3 million (US$ 0.7 million). Willi-Food's shareholders' equity at the end of March 2022 was NIS 564.9 million (US$ 177.9 million).

NOTE A: NIS to US$ exchange rate used for convenience only
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2022, with U.S. $1.00 equal to NIS 3.176 The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month period ended March 31, 2022 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: war in Ukraine, the COVID-19 pandemic, disruptions to international commercial shipping and disruptions in commodity pricing monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 15, 2022. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,		December 31	March 31,		December 31
	2 0 2 2	2 0 2 1	2021	2 0 2 2	2 0 2 1	2021
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	198,339	218,808	195,718	62,449	68,894	61,624
Financial assets carried at fair value through profit or loss	147,808	152,531	154,090	46,539	48,026	48,517
Trade receivables	139,781	142,124	134,017	44,012	44,749	42,197
Loans to others	-	11,215	-	-	3,532	-
Other receivables and prepaid expenses	6,723	7,084	4,939	2,117	2,230	1,555
Inventories	66,537	62,351	59,528	20,950	19,632	18,743
Current tax assets	4,305	4,039	5,780	1,355	1,272	1,820
Total current assets	563,493	598,152	554,072	177,422	188,335	174,456

Non-current assets
Property, plant and equipment	89,563	84,449	87,245	28,200	26,590	27,470
Less -Accumulated depreciation	49,735	47,488	48,431	15,660	14,952	15,249
	39,828	36,961	38,814	12,540	11,638	12,221

Right of use asset	3,544	3,941	4,088	1,117	1,241	1,287
Financial assets carried at fair value through profit or loss	31,282	17,916	31,056	9,849	5,641	9,778
Goodwill	36	36	36	11	11	11
Total non-current assets	74,690	58,854	73,994	23,517	18,531	23,298

	638,183	657,006	628,066	200,939	206,866	197,754
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	1,025	1,781	1,136	323	561	358
Trade payables	22,509	23,279	20,386	7,087	7,330	6,419
Employees Benefits	5,051	4,495	3,442	1,590	1,415	1,084
Financial liabilities at fair value through profit or loss	6,519	-	13,960	2,053	-	4,395
Other payables and accrued expenses	30,542	15,074	11,216	9,616	4,746	3,531
Total current liabilities	65,646	44,629	50,140	20,669	14,052	15,787

Non-current liabilities
Lease liabilities	2,643	2,258	3,062	832	711	965
Deferred taxes	3,296	2,090	2,017	1,038	658	635
Retirement benefit obligation	1,688	1,805	1,615	531	568	508
Total non-current liabilities	7,627	6,153	6,694	2,401	1,937	2,108

Shareholders' equity
Share capital	1,490	1,490	1,490	469	469	469
Additional paid in capital	170,760	170,760	170,760	53,766	53,766	53,766
Capital fund	247	247	247	78	78	78
Treasury shares	(628)	(628)	(628)	(198)	(198)	(198)
Retained earnings	394,000	435,677	400,322	124,055	137,178	126,046
Remeasurement of the net liability in respect of defined benefit	(959)	(1,322)	(959)	(302)	(416)	(302)
Equity attributable to owners of the Company	564,910	606,224	571,232	177,868	190,877	179,859

	638,183	657,006	628,066	200,939	206,866	197,754

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	118,069	116,710	37,175	36,748
Cost of sales	83,827	80,475	26,394	25,339

Gross profit	34,242	36,235	10,781	11,409

Operating costs and expenses:

Selling expenses	19,238	15,343	6,057	4,831
General and administrative expenses	5,546	5,884	1,746	1,853
Other income	-	37	-	12
Total operating expenses	24,784	21,190	7,804	6,672

Operating income	9,458	15,045	2,978	4,737

Financial income	6,030	11,727	1,898	3,692
Financial expenses	(182)	(221)	(57)	(69)

Total financial income, net	5,848	11,506	1,841	3,623

Income before taxes on income	15,306	26,551	4,819	8,360
Taxes on income	(1,662)	(6,070)	(523)	(1,911)

Profit for the period	13,644	20,481	4,296	6,449

Earnings per share:
Basic earnings per share	0.98	1.48	0.31	0.46
Diluted earnings per share	0.98	1.41	0.31	0.44

Shares used in computation of basic EPS	13,867,017	13,867,017	13,867,017	13,867,017
Shares used in computation of diluted EPS	13,867,017	14,517,017	13,867,017	14,517,017
Actual number of shares	13,867,017	13,867,017	13,867,017	13,867,017

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Three months ended
	March 31,		March 31,
	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1
	NIS		US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	13,644	20,481	4,296	6,449
Adjustments to reconcile net profit to net cash from (used in) continuing operating activities (Appendix A)	(11,347)	(16,250)	(3,573)	(5,116)
Net cash from continuing operating activities	2,297	4,231	723	1,333

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(2,317)	(1,344)	(730)	(423)
Proceeds from sale of property plant and equipment	-	37	-	12
Proceeds from loans granted to others	-	7,492	-	2,358
Proceeds from sale (purchase) of marketable securities, net	8,204	6,796	2,583	2,140
Net cash used in continuing investing activities	5,887	12,981	1,853	4,087

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(531)	(472)	(167)	(149)
Net cash used in continuing financing activities	(531)	(472)	(167)	(149)

Increase in cash and cash equivalents	7,653	16,740	2,409	5,271
Cash and cash equivalents at the beginning of the year	195,718	201,822	61,624	63,546
Exchange losses on cash and cash equivalents	(5,032)	246	(1,584)	77
Cash and cash equivalents at the end of the year	198,339	218,808	62,449	68,894

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS – OPERATING ACTIVITIES:

A.	Adjustments to reconcile net profit to net cash from continuing operating activities:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1
	NIS		US dollars (*)
	(in thousands)

Decrease in deferred income taxes	1,279	1,322	403	416
Unrealized gain on marketable securities	(2,148)	(8,843)	(676)	(2,784)
Unrealized gain of financial liabilities at fair value through profit or loss	(7,441)	-	(2,343)	-
Depreciation and amortization	1,848	1,479	582	465
Capital gain on disposal of property plant and equipment	-	(37)	-	(12)
Exchange losses (gain) on cash and cash equivalents	5,032	(246)	1,584	(77)

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(3,226)	(6,422)	(1,016)	(2,022)
Increase in inventories	(7,009)	(2,837)	(2,207)	(893)
Increase in trade and other payables, and other current liabilities	3,165	4,226	996	1,331
Cash generated from operations	(8,500)	(11,358)	(2,677)	(3,576)
Income tax paid	(2,847)	(4,892)	(896)	(1,540)
Net cash flows from operating activities	(11,347)	(16,250)	(3,573)	(5,116)

B.	Significant non-cash transactions:

	Three months ended March 31,		Three months ended March 31,
	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1
	NIS		US dollars (*)
(in thousands)
Dividend payable	19,966	-	6,287	-

(*)          Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.